Exhibit (a)(8)



COMMUNITY BANK BULLETIN                            THE CARSON
                                                 MEDLIN COMPANY


                     AMERICAN NATIONAL BANKSHARES INC.
                            Danville, Virginia

OTC Bulletin Board: AMNB                         March 12, 1997

Current Price
  (3/11/97)         $24.75    52 Week Price Range  $23.25-28.88
1996 EPS            $ 1.54    Price/Earnings - 1996       16.1X
1996 EPS            $ 1.82    Price/Earnings - 1996       13.6X
  (operating)                    (operating)
Book Value (12/31/96)$15.92   Price/Book                   155%
Annual Dividend     $ 0.72    Dividend Yield               2.9%
Shares Outstanding 3,279,798  Market Capitalization $81.2 million


CORPORATE OVERVIEW
American National Bankshares Inc. is the holding company for American National Bank, a $440 million asset, eleven office institution headquartered in Danville, Virginia. Since August of 1995, the Company has successfully completed two branch acquisitions and acquired the $85 million Mutual Savings Bank in Danville. To leverage off Mutual's strength in residential real estate lending, in late 1996 the Company created Mutual Mortgage of the Piedmont, Inc., a mortgage banking subsidiary. With a marketable stock, over $52 million in stockholders' equity, and an experienced market driven management, the Company is well positioned to continue to opportunistically fill in and expand the bank's franchise.

RECENT FINANCIAL PERFORMANCE
For the year ended December 31, 1996, the Company reported earnings from operations (before extraordinary items of $5,935,000, 15% higher than the $5,156,000 in 1995. Earnings per share from operations increased 14% from $1.60 in 1995 to $1.82 in 1996. Excluding nonrecurring items, the Company's return on assets was 1.46% and the return on equity was 11.9% for 1996. After extraordinary items in 1996, including merger-related expenses for the Mutual Savings acquisition and the one-time assessment for recapitalization of the SAIF Deposit Insurance Fund, the Company earned $5,032,000 or $1.54 per share.

The strength of the Company's earnings has been masked to an extent by the noncash expense required to amortize the core deposit intangibles, which resulted from the branch acquisitions and reflects the premium paid to acquire the deposits. While the value of the franchise should actually increase with time and with good management, accounting rules require the amortization of intangible assets, which reduces reported earnings. At year end, the Company had $4.1 million (net) in core deposit intangibles, which were being amortized over ten years. This expense is a drag on reported earnings, but has, in our opinion, little or no impact on the true economic profits of the Company. Amortization expense for 1996 was $318,000. The Company's EPS, ROA and ROE (from operations) would have been $1.91, 1.54% and 12.6%, respectively without the amortization expense rather than $1.82, 1.46% and 11.9%.

HIGHLIGHTS

-    1996 operating earnings up 15.1% to a record $5.9 million

- Acquisition of Yanceyville, NC branch makes AMNB a multi-state bank

- Mortgage banking subsidiary, Mutual Mortgage of the Piedmont, Inc., begins operations

-    Total assets up 74% in two years to $440 million

- At 155% of book and 13.6X operating earnings, AMNB sells below the current community bank average

Shares traded by:
J.C. Bradford & Co.
Scott & Stringfellow, Inc.
Wheat First Butcher Singer
Baird, Patrick & Co., Inc.
Monroe Securities, Inc.
Ryan, Beck & Co.


American National Bankshares Inc.                       Table 1
Long Term Financial Performance*


($000's except per         Year Ending December 31
share data)      1996      1995       1995       1993      1992

Total Assets  $440,158  $388,479   $337,355   $327,908   $321,966

Loans, net     233,509   212,684    188,034    177,130    170,756

Deposits       361,983   327,342    282,791    283,322    279,936

Repurchase
Agreement
funding         15,059     9,572      6,105          0          0

Stockholders'
Equity          52,218    48,912     45,045     42,815     39,706

Net Income       5,032     5,016      4,509      4,565      4,547

Net Income,
adjusted (a)     5,935     5,156      4,509      4,565      4,547

Earnings per
share            $1.54     $1.56      $1.40      $1.42      $1.41

Earnings per
share,
adjusted (a)     $1.82     $1.60      $1.40      $1.42      $1.41

Dividends per
share            $0.69     $0.56      $0.75      $0.47      $0.66

Book Value
per share       $15.92    $15.22     $14.02     $13.32     $12.36

ROAA              1.24%     1.43%      1.37%      1.41%     1.45%

ROAA, Adjusted
(a)               1.46%     1.47%      1.37%      1.41%     1.45%

ROAE              10.1%     10.6%      10.1%      11.2%     11.8%

ROAE,
Adjusted (a)      11.9%     10.9%      10.1%      11.2%     11.8%

Net interest
margin            4.15%     4.40%      4.23%      4.10%     4.00%

Equity/Assets    11.86%    12.59%     13.35%     13.06%    12.33%

Nonperforming
Assets Ratio (b)  0.22%     0.22%      0.16%      0.50%    0.66%

(a) Net of one time merger related expenses in the first quarter and SAIF assessment in third quarter 1996

(b) Loans 90 days or more past due + nonaccrual Loans +
    OREO/Loans + OREO

* Restated for merger with Mutual Savings Bank on a pooling basis in 1996


Since the Yanceyville branch was acquired late in 1996, amortization expense, which is not tax deductible, will be higher in 1997 and future years than it was in 1996, an estimated $460,000 per year. Largely as a result of increased expense for intangible amortization, we are projecting only a modest increase in per share earnings from operations for 1997, $1.90 per share. Excluding the amortization expense, we estimate per share earnings would be roughly 8% higher than reported earnings for 1997 or $2.05 per share.

The Company's net interest margin declined in 1996 to 4.15% from 4.40% in 1995, principally due to increased reliance on, and increased interest expense for, time deposits and repurchase agreements. Noninterest income increased by $656,000 or 32% in 1996 over 1995. The increase was due to a higher level of trust income due to the closing of several large estates, new trust business and an increase in service charges. Asset quality at American National continues to be excellent. Nonperforming assets at year end were a low 0.22% of total loans. Net chargeoffs were also a low .17% of average net loans. Despite continued favorable loan loss experience, the Company increased the provision for loan losses in 1996 to $673,000 from $484,000 in 1995. The loan loss reserve increased to $3,070,000 or 1.30% of loans at year end 1996 from $2,757,000 or 1.28% of loans at year end 1995.

ACQUISITIONS
In August of 1995, the Company completed the acquisition of a former Crestar branch in Gretna, Virginia, added $36 million in deposits and $2 million in loans. The acquisition of Mutual Savings of Danville added two offices in Danville and an office in Collinsville. With nearly $16 million in capital at the time of the March 1996 acquisition and an equity to asset ratio of nearly 19%, Mutual also contributed considerable financial muscle to the combined organization. The second branch acquisition completed in late October of 1996 was for the former branch office of First South Bank, $22 million in deposits and $5 million in loans, in Yanceyville, North Carolina (roughly ten miles south of Danville), making the Company one of the few Virginia banks with a North Carolina office and multi-state operations.

LONG-TERM PERFORMANCE
The Company began 1995 with six offices, five ATMs and a little over $250 million in total assets. In two years management has built the institution to $440 million, 11 offices and seven ATMs.

There are plans for two more ATMs in early 1997. Total assets have increased in the two years by 74%. In addition to expanding the franchise, management has pursued complementary business ventures. With the December 1996 opening of Mutual Mortgage of the Piedmont, Inc., the Company has moved formally into mortgage banking. This reflects the Company's strategy of building on the core competencies of the institution, taking advantage of low risk expansion opportunities while remaining vigilant on costs and maintaining focus. Because of the market's tendency to focus on reported earnings, we think that very little, if any, of the value management has created in the last two years has been reflected in the stock price.

STOCK PRICE PERFORMANCE
AMNB first appeared on NASDAQ's electronic OTC Bulletin Board in late 1995. At the recent price of $24.75 per share, the stock is trading at 155% of book value, 13.6X 1996 operating earnings,
and 13.0X estimated 1997 earnings.   Community banks in the
Southeast were recently trading at an average 185% of book and 14.9X earnings. There are currently about 1,500 registered AMNB shareholders. Compared to other community banks AMNB's stock is relatively liquid. In 1996 186,000 or 5.7% of the Company's total shares changed hands. Officers and directors own approximately 8% of the outstanding shares. There is currently no institutional ownership.

This is not a prospectus nor a solicitation of orders. Information presented herein, while obtained from sources believed to be reliable, is not guaranteed. The Carson Medlin Company ("CMC"), its principals or employees may from time to time have a position in the securities mentioned herein or may perform investment banking or other services for any of the companies mentioned. American National Bankshares Inc. has paid CMC twelve thousand five hundred dollars for past services and has agreed to compensate CMC eight thousand seven hundred and fifty dollars for its current services; there are currently no agreements to provide any future services. Any information contained herein of a nonfactual nature is the opinion of CMC and is subject to change without notice. The Carson Medlin Company, 1000 North Ashley Drive, Suite 517, Tampa, FL 33602.